ALPHA BANK




06015047

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, July 5, 2006
Our reference No.13.1.74

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK





H.P. VERYKIOS O.J. YANNACOPOULOU



Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ALPHA BANK

Comments on press articles [4.7.2006]

In reply to a letter of the Capital Market Commission citing articles published in the financial newspapers ISOTIMIA and AXIA of 1.7.2006, whereby Alpha Bank is allegedly intent on filing a public tender offer for the acquisition of Commercial Bank of Greece shares against the consideration stated therein, the Bank makes the following known:

As repeatedly stated, Alpha Bank monitors and analyses developments in the banking sector and its decisions, if any, are always based on shareholder interest. Regarding the subject articles, these reflect authors' suppositions and are unfounded.